SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ____)

                       American Natural Energy Corporation

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   02860R 10 5
                         ------------------------------
                                 (CUSIP NUMBER)

                             Amiel David, President
                         3050 Post Oak Blvd., Suite 695
                              Houston, Texas 77056
                                 (713) 888-0895

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 22, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

CUSIP No. 02860R 10 5             SCHEDULE 13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dune Energy, Inc.
      I.R.S. Identification No.: 95-4737507
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      BK
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     20,000,000 (upon conversion)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            20,000,000 (upon conversion)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,000,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.4%**
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14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      ** Based upon 52,997,673 shares of the Issuer's Common Stock issued and outstanding as of November 15, 2006 and assuming that no other outstanding Debentures are converted.


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

Item 1. Security and Issuer

      This statement relates to the 8% Convertible Secured Debentures, due September 30, 2006 (the "Debentures"), of American Natural Energy Corporation, an Oklahoma corporation (the "Issuer"), having its principal executive offices at 6100 South Yale, Suite 300, Tulsa, Oklahoma 74136. The Debentures are immediately convertible into shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), at a conversion price of $0.15 per share. As of November 30, 2006, there were outstanding Debentures in the aggregate principal amount of $10,825,000, plus accrued and unpaid interest of $577,328. Holders of the Debentures hold a security interest in and first lien on, certain of the Issuer's assets, including Issuer's rights as Lessee under a certain oil, gas and mineral lease dated November 14, 1941, covering approximately 1,300 acres in St. Charles Parish, Louisiana (the "Lease").

Item 2. Identity and Background

      (a) Dune Energy, Inc. is the sole reporting person for purposes of this statement (the "Reporting Person"). Itera Holdings BV, a company organized under the laws of The Netherlands ("Itera"), controls the Reporting Person, owning approximately 59.7% of its issued and outstanding Common Stock. The officers and directors of the Reporting Person and of Itera are identified on APPENDIX A to this Schedule 13D and are collectively referred to herein, together with Itera, as "Control Persons."

      (b) The business address of the Reporting Person is 3050 Post Oak Blvd., Suite 695, Houston, Texas 77056. The business addresses of the Control Persons are set forth on APPENDIX A hereto.

      (c) The Reporting Person's principal business is oil and gas exploration and production. The principal businesses of the Control Persons are set forth on EXHIBIT A hereto.

      (d) Neither the Reporting Person nor any Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person nor any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of each of the Reporting Person's officers and directors and the officers and directors of Itera is set forth on APPENDIX A hereto.

Item 3. Source and Amount of Funds

      The source of the funds used by the Reporting Person to acquire the Debentures to which this statement relates was cash made available as a bridge loan under that certain "Amended and Restated Credit Agreement," dated as of September 26, 2006, by and among the Reporting Person and the administrative


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

agent and lenders party thereto, a copy of which was filed as Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on September 28, 2006.

      On December 22, 2006, the Reporting Person purchased Debentures in the aggregate principal amount of $3 million (the "Purchased Debentures") from TransAtlantic Petroleum Corp., an Alberta corporation ("TNP"), and purchased from TransAtlantic Petroleum (USA) Corp., a Colorado corporation ("USA"), various rights, properties and interests in and to land and to oil, gas and mineral leases and wells, and certain rights of recovery against the Issuer regarding revenues from such assets and from certain litigations. All such purchases were effected pursuant to a purchase and sale agreement entered into by and among the Reporting Person, TNP and USA. The aggregate purchase price paid by the Reporting person was $2 million (subject to certain adjustments), of which $500,000 was allocated to the Purchased Debentures. For further information on the above transaction, reference is made to the Reporting Person's Current Report on Form 8-K, filed with the SEC on December 26, 2006.

Item 4. Purpose of Transaction

      Notwithstanding controlling ownership by Itera of the Reporting Person, the acquisition of the Debentures by the Reporting Person was negotiated solely by the Reporting Person in the ordinary course of its business without any direction from or other involvement by Itera.

      Pursuant to an Exploration and Development Agreement dated effective August 26, 2005 between the Reporting Person and the Issuer, the Issuer assigned one-half of its contractual rights under a certain Development Agreement with a major integrated oil and gas company to the Reporting Person. That Development Agreement created an area of mutual interest ("AMI") in approximately 11,500 acres, inclusive of the Lease. To date, the Reporting Person has spent considerable funds to drill wells located within the AMI and, subject to further geological and geophysical investigation, may spend considerable additional capital in the AMI in the future. Given the Reporting Person's past investment in this joint development project, coupled with the potential for substantial recoveries of oil and gas within the AMI, the Reporting Person has determined that it is in its best interests to acquire the Purchased Debentures and the corresponding security interest in the Lease.

      (a) The Reporting Person has commenced a tender offer to the holders of the remaining Debentures to purchase such Debentures. The terms of such tender offer are set forth in the documents filed as exhibits to the Reporting Person's Schedule TO filed with the SEC on December 28, 2006.

      Except for the foregoing as it relates to the Reporting Person only, neither the Reporting Person nor any Control Person has any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.


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

      (c) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy, except that if the Reporting Person converts the Purchased Debentures and/or acquires additional Debentures and converts them, then the issued and outstanding shares of the Issuer's Common Stock will increase accordingly.

      (f) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) Neither the Reporting Person nor any Control Person named in this statement has any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns $3 million in principal amount of the Debentures, or approximately 27.7% of the aggregate issued and outstanding principal amount of $10,825,000 of Debentures. All Debentures are immediately convertible into shares of Common Stock at the conversion price of $0.15 per share and became immediately due and payable on September 30, 2006. As of that date, there was unpaid interest on the Purchased Debentures of $433,994, which interest is not convertible into shares of Common Stock. A conversion by the Reporting Person of all of the Purchased Debentures would result in the issuance to the Reporting Person of 20,000,000 shares of Common Stock (the "Conversion


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

Shares"). If the other Debentures are not converted, the Conversion Shares would equal approximately 27.4% of the issued and outstanding shares of Common Stock, and if the other the Debentures are converted by the holder(s) thereof, the Conversion Shares would equal approximately 16% of the issued and outstanding shares of Common Stock, in each case based upon 52,997,673 shares of Common Stock issued and outstanding as of November 15, 2006 (exclusive of Conversion Shares).

      No Control Person has any beneficial ownership of any of the Debentures to which this statement relates, or any Conversion Shares, except that Itera may be deemed a beneficial owner of such Debentures and/or Conversion Shares for purposes of this statement by virtue of its control of the Reporting Person. Inasmuch as the acquisition of the Debentures by the Reporting Person was negotiated solely by the Reporting Person in the ordinary course of its business without any involvement of Itera, Itera disclaims any beneficial ownership in the Debentures and the Conversion Shares.

      (b) The Reporting Person has sole power to vote or direct to vote of the Purchased Debentures and the Conversion Shares and the sole power to dispose or to direct the disposition of the Purchased Debentures and the Conversion Shares, except that Itera may be deemed to have the power to direct the vote or disposition thereof by virtue of its control of the Reporting Person. However, inasmuch as the acquisition of the Debentures by the Reporting Person was negotiated solely by the Reporting Person in the ordinary course of its business without any involvement of Itera, the Reporting Person does not have any reason to anticipate any involvement by Itera in the exercise of such power.

      (c) Other than the transaction described in this Schedule 13D, neither the Reporting Person nor any Control Person has effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Debentures or the Conversion Shares, except that Itera may be deemed to have the power to direct the receipt of either dividends or proceeds by virtue of its control of the Reporting Person. However, inasmuch as the acquisition of the Debentures by the Reporting Person was negotiated solely by the Reporting Person in the ordinary course of its business without any involvement of Itera, the Reporting Person does not have any reason to anticipate any involvement by Itera in the exercise of such power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than the terms of the Purchased Debentures set forth therein and of the underlying "Trust Indenture," dated as of June 29, 2005 (a copy of which is filed as exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2005), neither the Reporting Person nor any Control Person has any contract, arrangement, understanding or relationship with any person with respect to the Debentures or the Conversion Shares.

Item 7. Material to be filed as Exhibits

      Appendix A - Control Persons.

      A copy of the Amended and Restated Credit Agreement, dated as of September 26, 2006, by and among the Reporting Person and the administrative agent and lenders party thereto was filed as Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed September 28, 2006 and is incorporated herein by reference.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2006                                DUNE ENERGY, INC.


                                                 By: /s/ Alan Gaines
                                                     ---------------------------
                                                     Alan Gaines
                                                     Chief Executive Officer


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

                                   APPENDIX A

Name and Title                        Principal Business                 Business Address              Citizenship
--------------                        ------------------                 ----------------              -----------
Alan Gaines                           Chairman and Chief Executive       3050 Post Oak Blvd.           United States
Chairman and Chief Executive          Officer of the Reporting           Suite 695
Officer                               Person                             Houston, TX 77056

Amiel David                           President and Chief Operating      3050 Post Oak Blvd.           United States
President and Chief Operating         Officer of the Reporting           Suite 695
Officer                               Person                             Houston, TX 77056

Hugh Idstein                          Chief Financial Officer of         3050 Post Oak Blvd.           United States
Chief Financial Officer               the Reporting Person               Suite 695
                                                                         Houston, TX 77056

Richard M. Cohen                      Secretary of the Reporting         3 Park Avenue                 United States
Secretary                             Person                             New York, NY 10016

Steven Barrenechea,                   Restaurant Management              3050 Post Oak Blvd.           United States
Director of the                                                          Suite 695
Reporting Person                                                         Houston, TX 77056

Valery G. Otchertsov,                 First Deputy Chairman of the       Sevastopolsky                 Russian
Director of the                       Board of Itera Group               Prospekt 28/1
Reporting Person                                                         Moscow, Russia

Raissa S. Frenkel,                    President & CEO of Itera           9995 Gate Pkwy N.             United States
Director of the                       International Energy               Jacksonville, FL
Reporting Person                      Corporation                        32256

Steven M. Sisselman,                  Executive Vice-President and       9995 Gate Pkwy N.             United States
Director of the                       COO of Itera International         Jacksonville, FL
Reporting Person                      Energy Corporation                 32256

Marshall Lynn Bass,                   Financial Advisor Weisser          1221 McKinney                 United States
Director of the                       Johnson & Co.                      Suite 3175
Reporting Person                                                         Houston, TX
                                                                         77010

Itera Holdings BV                     Investment holding company         Keizergracht 442
                                                                         1016 GD Amsterdam
                                                                         The Netherlands


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

OFFICERS AND
DIRECTORS OF
ITERA

--------------------------------------------------------------------------------------------------------------------
Igor V. Makarov                       Chairman of the Itera Group        Sevastopolsky                 Russian
Director of Itera                                                        Prospekt 28/1
Holdings BV                                                              Moscow, Russia
--------------------------------------------------------------------------------------------------------------------
Fruytier & Van Bremen                 Manager of Itera Holdings BV       Keizersgracht 442             N/A
Director of Itera                                                        1016 GD Amsterdam
Holdings BV                                                              The Netherlands
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